FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For March 16, 2005

Concordia Bus Nordic AB (publ)
(Translation of registrant’s name into English)

Solna Strandvag 78, 171-54 Solna, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-           .

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.  If you are in any doubt as to the contents of this document or the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, accountant, or independent financial advisor.

CONSENT SOLICITATION STATEMENT DATED 16 MARCH 2005
CONCORDIA BUS NORDIC AB (PUBL)
Solicitation of Consents to Indenture Amendments, Waiver and Agreement

9.125 % Senior Notes Due 2009
(CUSIP No.: 20652P AA 1; ISIN No.: XS0183535631; Common Code: 018353563
CUSIP No.: W22263 AA 0; ISIN No.: XS0183535474; Common Code: 018353547
 ISIN No.: XS0193942801; Common Code: 019394280)
€130,000,000 principal amount outstanding

Consent Fee: €5 for each €1,000 principal amount of Notes for which a consent is received and not revoked

THE SOLICITATION WILL EXPIRE AT 5:00 P.M. LONDON TIME ON 13 APRIL 2005, UNLESS EXTENDED BY THE COMPANY (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”). IF THE REQUIRED CONSENTS HAVE NOT BEEN RECEIVED AT OR PRIOR TO THE EXPIRATION TIME, THE COMPANY MAY, IN ITS SOLE DISCRETION, TERMINATE THE SOLICITATION OR EXTEND THE SOLICITATION FOR A SPECIFIED PERIOD OR ON A DAILY BASIS UNTIL THE REQUIRED CONSENTS HAVE BEEN RECEIVED. HOLDERS MUST PROVIDE AND NOT REVOKE THEIR CONSENTS PRIOR TO THE EXPIRATION TIME IN ORDER TO RECEIVE THE CONSENT FEE. CONSENTS MAY BE REVOKED PRIOR TO THE EXPIRATION TIME ON THE TERMS AND CONDITIONS SET OUT IN THIS STATEMENT - SEE “THE SOLICITATION - REVOCATION OF CONSENTS.”

Concordia Bus Nordic AB (publ), a public limited liability company organized under the laws of Sweden (“Concordia Nordic” or the “Company”), is soliciting (the “Solicitation”) consents and agreements (such consents and agreements, taken together the “Consents”) from and by holders of record on the date of this Statement (“Holders”) of the outstanding €130,000,000 aggregate principal amount of its 9.125% Senior Notes due 2009 (the “Notes”) to (a) certain amendments and a waiver (the “Proposed Amendments and Waiver”) with respect to the indenture dated as of 22 January 2004 pursuant to which the Notes were issued (the “Indenture”), between Concordia Nordic, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”) and (b) an agreement foregoing the right to receive the Change of Control Offer described below (the “Agreement” and, together with the Proposed Amendments and Waiver, the “Proposal”).  The Company is seeking Consents to the entire Proposal as a single proposal.

Concordia Nordic, an ad hoc committee (the “Ad Hoc Committee”) of holders of the €160,000,000 11% Senior Subordinated Notes due 2010 (the “Subordinated Notes”) issued by the Company’s indirect parent, Concordia Bus AB (publ) (“Concordia Bus”), Concordia Bus and Goldman Sachs Capital Partners III L.P. and SchØyen Gruppen AS (the “Controlling Shareholders”) in their separate capacities as equity owners of Concordia Bus BV, Concordia Bus’ ultimate parent, have negotiated non-binding indicative terms to restructure Concordia Bus AB. The non-binding indicative terms propose that the Subordinated Notes be cancelled in exchange for 96% of the newly enlarged ordinary equity in Concordia Bus with 4% reserved for the Controlling Shareholders (the “Restructuring”). General creditors of Concordia Nordic and of other companies in the Concordia group, including finance lessors and trade creditors, will not be affected by the Restructuring.

Subject to the conditions to effectiveness described below, the Company is seeking Consents from Holders of the Notes to the Proposal in order to (i) confirm that the Restructuring will not be construed as a default or Event of Default, as defined in the Indenture, and cause an acceleration of the Notes and (ii) modify certain covenants in the Indenture that limit the Company’s flexibility in conducting its business.

If given effect, the Proposal would allow the Restructuring to be consummated, provided that certain other conditions are met (see “The Restructuring”).  Concordia Nordic believes the substantial deleveraging offered by the Restructuring will benefit all the stakeholders of the Concordia group including the Holders. As and when the Restructuring is completed, Concordia Nordic expects the Notes will remain outstanding in accordance with their terms. The Restructuring will constitute a Change of Control, as defined in the Indenture, and within 30 days of the completion of the Restructuring, Concordia Nordic must make or cause to be made a Change of Control Offer, as defined in the Indenture, to repurchase the Notes held by each Holder for a cash payment equal to 101% of the principal amount of Notes repurchased, plus accrued interest, to the date of purchase.  For the foregoing reasons Concordia Nordic recommends that all Holders furnish their Consents.

The Solicitation is being made on the terms and is subject to the conditions set forth in this Consent Solicitation Statement (the “Statement”). The execution of the supplemental indenture implementing the proposed amendments to the Indenture (the “First Supplemental Indenture”) is conditional on the receipt of Consents of Holders of a 50.1% in aggregate principal amount of the Notes (the “Required Consents”). The completion of the Restructuring is conditional on, among other things, the Supplemental Indenture being executed.  Concordia Nordic will execute the First Supplemental Indenture and will pay consent fees (the “Consent Fees”) of €5 cash per each €1,000 principal amount of Notes to Holders who have properly furnished their Consents on or prior to the Expiration Time, provided that (i) the Required Consents are received, and (ii) there are no laws, regulations, injunctions, actions or other proceedings, pending or threatened, which, in the case of any action or proceeding if adversely determined, would make unlawful or invalid or enjoin the implementation of the Proposal or the payment of the Consent Fees.

Consents may be revoked by Holders at any time at or prior to the Expiration Time. If the Proposal becomes effective, each present and future holder of the Notes will be bound by the Proposed Amendments and Waiver, whether or not such Holder delivered a Consent. Holders who consent to the Proposal thereby agree not to sell, transfer or assign any of their Notes, any interest therein or any claim such Holders may have against the Company based upon their ownership of Notes to any person unless such person, prior to any transfer or assignment, agrees in writing to be bound by the Agreement as if such person had consented to the Proposal, unless and until the Company announces that the Restructuring has been terminated without completion.

The Tabulation Agent for the Solicitation is

Lucid Issuer Services Limited

CAUTIONARY STATEMENT REGARDING INFORMATION OR REPRESENTATIONS
NOT CONTAINED IN THIS STATEMENT

No person has been authorized to give any information or make any representations other than those contained or incorporated by reference in this Statement. If given or made, such information or representations must not be relied upon as having been authorized by the Company, the Trustee, Lucid Issuer Services Limited (the “Tabulation Agent”) or any other person. The statements made in this Statement are made as of the date of this Statement and the delivery of this Statement shall not, under any circumstances, create any implication that the information contained in this statement is correct after the date of this Statement.

The Solicitation is not being made to, and no Consents are being solicited from, Holders of Notes in any jurisdiction in which it is unlawful to make such Solicitation or grant such Consents. However, Concordia Nordic may, in its sole discretion, take such actions at it may deem necessary to solicit Consents in any jurisdiction and may extend the Solicitation to, and solicit Consents from, persons in any such jurisdiction.

The making of the Solicitation and the payment of Consent Fees may be restricted by law in some jurisdictions. Persons into whose possession this Statement comes must inform themselves about and observe these restrictions.

STATEMENT REGARDING INFORMATION CONTAINED IN THIS STATEMENT

The information provided in this Statement is based upon information provided solely by the Company. The Company accepts sole responsibility for this Statement.

Neither the Tabulation Agent nor the Trustee makes any recommendation as to whether Consents to the Proposal should be given. Recipients of this Statement should not construe its contents as legal, business or tax advice. Each recipient should consult its own attorney, business advisor and tax advisor as to legal, business, tax and related matters concerning the Solicitation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Statement includes and incorporates by reference forward-looking statements. All statements other than statements of historical fact included in this Statement regarding our financial condition or plans to increase revenues and statements regarding other future events or prospects are forward-looking statements. The words “may”, “will”, “expect”, “anticipate”, “believe”, “future”, “aim”, “continue”, “help”, “estimate”, “plan”, “intend”, “should”, “shall” or the negative or other variations of them as well as other statements regarding matters that are not historical fact are or may constitute forward-looking statements. We have based these forward-looking statements on management’s current view with respect to future events and financial performance. These views reflect the best judgment of our executives but involve a number of risks and uncertainties. Although we believe that the estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements and from past results, performance or achievements as a result of these risks, uncertainties and assumptions.

We do not intend to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. All forward-looking statements contained or incorporated by reference in this Statement and all subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this Statement and any cautionary statements that are included in documents incorporated by reference. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

UNDER NO CIRCUMSTANCES SHOULD ANY PERSON TENDER OR DELIVER NOTES IN CONNECTION WITH THIS SOLICITATION AT ANY TIME.

Throughout this Statement unless the context requires otherwise, the words “we”, “our” and “ours” refer collectively to Concordia Nordic and its consolidated subsidiaries and controlled partnerships and the term “group” also includes our parent companies. The defined terms “Concordia Nordic” and the “Company” refer only to Concordia Nordic.

Each Holder is responsible for assessing the merits of the Solicitation.  The Trustee has not made and the Trustee will not make any assessment of the merits of the Solicitation or of the impact of the Solicitation on the interests of the Holders either as a class or as individuals.  The entry into the First Supplemental Indenture as a result of the Solicitation will not require the Trustee to, and the Trustee shall not, consider the interests of the Holders either as a class or as individuals.  The Trustee has, however, authorised it to be stated that on the basis of the information contained herein it has no objection to the Solicitation being put to the Holders for their consideration.  The Trustee has, however, not been involved in the Solicitation or in formulating the Proposal and makes no representation that all relevant information has been disclosed to Holders in this Statement.  Accordingly, the Trustee urges Holders who are in any doubt as to the impact of the Solicitation or of the implementation of the Proposal to seek their own financial advice.

To deliver Consents held through either Euroclear Bank S.A./N.V., as operator of the Euroclear system (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”) and, together with Euroclear, each a “Clearing System”), Holders should submit a valid Electronic Consent Instruction to the relevant Clearing System, as set forth in “Procedures for Consenting.”

AVAILABLE INFORMATION

Concordia Nordic is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, in accordance therewith and as required by the Indenture, files annual reports and other information with the U.S. Securities and Exchange Commission (the “SEC”). You may inspect and copy such material at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549, at the SEC’s Regional Offices located at Citicorp Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661 and at 233 Broadway, New York, New York 10279. You may also obtain copies of such material from the SEC at prescribed rates by contacting the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, copies of such documents may be obtained through the SEC internet address at http //www.sec.gov. In addition, as long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such exchange require, copies of reports and other information concerning Concordia Nordic also may be obtained, free of charge, during normal business hours on any business day at the office of our listing agent in Luxembourg, Deutsche Bank Luxembourg S.A., 2, Boulevard Konrad Adenauer, L-1115 Luxembourg (the “Luxembourg Listing Agent”).

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This Statement incorporates by reference important business and financial information about the Company that is not included in or delivered with this Statement.  Since this Statement may not contain all the information that you may find important, you should review the full text of any incorporated documents.

The following documents previously filed by the Company with the SEC are incorporated by reference into this Statement:

•                                          Registration Statement on Form F-4 under File Number 333-115996, filed on May 28, 2004 and amendments thereto filed on July 9, July 30 and August 12, 2004; and

•                                          Reports on Form 6-K under the File Number 333-115996, filed on August 27, 2004, September 28, 2004, January 18, 2005, January 19, 2005, February 1, 2005, February 15, 2005 and on the date hereof.

Additionally, any current report on Form 6-K that the Company files with the SEC subsequent to the date of the Statement that is expressly identified as being incorporated by reference into this Statement shall be deemed to be incorporated by reference into this Statement.  Later statements in this Statement or in documents incorporated by reference modify or replace earlier statements on the same subject.

Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this Statement to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Statement.

Concordia Nordic will provide, without charge, to each Holder to whom this Statement is delivered, upon the request of such Holder, a copy of any or all of the documents that are incorporated by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Copies of this Statement, as amended or supplemented from time to time, and any other documents (or parts of documents) that constitute part of this Statement will also be provided without charge to each such person, upon request. Requests for such documents should be directed to the Tabulation Agent at Lucid Issuer Services Limited, Leroy House, 436 Essex Road, London, N1 3QP. The Tabulation Agent may also be contacted at tel. no. +44(0)20-7704-0880 or by email to concordia@lucid-is.com.

TABLE OF CONTENTS

THE RESTRUCTURING

The Indicative Terms propose for the Subordinated Notes to be cancelled in exchange for 96% of the newly enlarged ordinary equity in Bus with 4% reserved for the Controlling Shareholders. General creditors of Concordia Nordic and of other companies in the Concordia group, including finance lessors and trade creditors, will not be affected by the Restructuring.  Concordia Bus expects that the Restructuring will be completed in the next few months through court proceedings in Sweden and/or a private subscription for the new shares.  The terms and conditions of the Restructuring are described in greater detail in the announcement made by the Company on March 16, 2005 and filed with the SEC (see “Available Information”).

Completion of the Restructuring is subject to the fulfilment of a number of conditions, in particular the Consent by the Holders of 50.1% in aggregate principal amount of the Notes to the Proposal.  If the Required Consents are received, and the Restructuring is consummated, the Indenture requires that Holders must be presented with a Change of Control Offer. To finance any Change of Control Offer that may occur as a result of the Restructuring of the Subordinated Notes, Concordia Nordic, Concordia Bus and certain financing parties, including some members of the Ad Hoc Committee, have negotiated the indicative terms related to financing (the “Financing Indicative Terms”) under which such financing parties would purchase Notes which may be put to Concordia Nordic as a result of a Restructuring as outlined in the Financing Indicative Terms, together with the provision of a liquidity facility to meet the other financing requirements of the Concordia group, including, among other things, the costs of the Restructuring. These Financing Indicative Terms have been approved in principle by the Ad Hoc Committee but remain subject to contract.  Concordia Nordic estimates that it will need at least SEK 320 million of additional liquidity to complete the Restructuring.  The proposed repurchase finance would involve the assignment by Concordia Nordic (as permitted by the Indenture) of its obligation to repurchase Notes (at the option of Holders) pursuant to a Change of Control Offer, to the financing parties.  The maximum amount of proposed repurchase finance would equal the sum of the aggregate principal amount of 49.9% of the Notes outstanding, multiplied by 101%, plus accrued but unpaid interest on 49.9% of the Notes to the date of their repurchase in the Change of Control Offer.  Upon the conclusion of that Change of Control Offer, Notes that were put would be acquired by the financing parties.  The proposed liquidity facility would provide up to €35 million (equal to approximately SEK 318.4 million based on the EUR/SEK exchange rate at the date of this Statement), in multiple drawings.  Interest on amounts drawn under the liquidity facility would be set pursuant to a formula, and would be payable part in cash and part in kind.  Were it set today, the interest rate on this facility would equal approximately 15% per annum.  All amounts drawn under the liquidity facility would become due in a single installment five years from facility inception, following the final stated maturity date of the Notes.   Arrangement, commitment and funding fees are proposed to be charged for the repurchase and liquidity financing, the levels of which have yet to be agreed.  Discussions are continuing among Concordia Bus, Concordia Nordic and these financial institutions regarding the Financing Indicative Terms.

PURPOSE OF THE SOLICITATION

The overall purpose of the Solicitation is to ensure that the Concordia group emerges from the Restructuring able to continue to meet its ongoing obligations. As and when implemented, the Restructuring will effect a substantial deleveraging of the Concordia group’s consolidated balance sheet, thus benefiting all the group’s stakeholders, including Holders. Holders are not being subjected to any impairment of their claims against Concordia Nordic.  The willingness of holders of the Subordinated Notes to enter into an agreement to implement the Restructuring, and thereby to relinquish their debt claims, is conditional on the adoption of the Proposal.

Without the successful completion of this Solicitation, and the execution thereupon of the First Supplemental Indenture, the Concordia Nordic expects that the Indicative Terms will not result in an agreement and consequently the Restructuring will not be completed.

The grace period for the interest payment due on the Subordinated Notes on 15 February 2005 has expired and no payment has been made. At this date, holders of the Subordinated Notes have not taken steps to accelerate their Subordinated Notes or demand payment of the overdue interest. Were the Restructuring not to be completed, Concordia Nordic can give no assurance as to measures it might need to take to deal with these creditors. Approval of the Proposal will facilitate the completion of the Restructuring and the elimination of these contingencies.

For the foregoing reasons Concordia Nordic recommends that all Holders furnish their Consents.

OPTIONS FOR HOLDERS

Holders may choose EITHER to consent to the Proposal and receive the Consent Fee, subject to the conditions described herein OR, if the Restructuring is completed, accept the subsequent Change of Control Offer.  Holders may also choose to neither consent to the Proposal nor accept the subsequent Change of Control Offer.

To receive the Consent Fee of €5 per €1,000 of Notes, Holders must consent to the Proposal.  The Proposal includes the Proposed Amendments and Waiver and the Agreement.  Holders cannot consent to the Proposed Amendments and Waiver without acknowledging, and agreeing to, the Agreement.  Under the Agreement, a Holder agrees that it will not receive the Change of Control Offer following a completion of the Restructuring.  Holders who choose this option will receive the Consent Fee in respect of Notes for which properly completed and executed Consents are received by the Expiration Time, provided that, among other conditions, the Required Consents are received.  Holders who consent after the Required Consents are received will be eligible to receive the Consent Fee provided that they properly complete and executed their consents by the Expiration Time.

Holders may choose not to consent to the Proposal and instead retain their right to participate in the subsequent Change of Control Offer.  Holders who choose not to consent will not receive the Consent Fee of €5 per €1,000 of Notes and will not be asked to agree not to accept the Change of Control Offer.  If the Restructuring is completed, non-consenting Holders will be free to accept the Change of Control Offer of cash equal to 101% of the aggregate principal amount of the Notes repurchased plus accrued interest, if any, to the date of repurchase.

If the Restructuring is completed we will be required to conduct a Change of Control Offer.  However, such offer will not be made to Holders who have consented to the Proposal.

The Indicative Terms will become a binding agreement only if the First Supplemental Indenture becomes effective.  Without limitation, the principal condition to Concordia Nordic entering into the First Supplemental Indenture is that the Required Consents be received.

BUSINESS

The following summary is provided solely for the convenience of Holders.  This summary is not intended to be complete and is qualified in its entirety by the more detailed information and the summary financial and statistical data and financial statements appearing elsewhere in or incorporated by reference into this Statement.

We provide public bus transportation services in Sweden, Norway and Finland, operating through our three main operating subsidiaries:  Swebus, SBC and Concordia Finland, respectively.  We also provide express bus and coach hire services.  As of the fiscal year ended February 29, 2004, we operated 3,156 buses in Sweden, and were the largest operator through Swebus, with an estimated market share of approximately 31.3% of the public bus transportation market (measured by the number of buses in operation).  In Norway, SBC operated 405 buses and had an estimated 20% market share of the public bus transportation market in southeastern Norway, which includes Oslo and neighboring cities.  In Finland, Concordia Finland operated 347 buses and was the second largest operator in the greater Helsinki area with a market share of approximately 26%.

For the year ended February 29, 2004 and for the nine months ended November 30, 2004, we sustained losses of SEK 171 million and SEK 110 million respectively.

THE PROPOSAL

Set forth below is a summary of the Proposal for which Consents are being sought pursuant to this Statement.  The discussion below is qualified in its entirety by reference to the full and complete terms of the Indenture and of the proposed amendments.  The relevant provisions of the Indenture as we propose to amend them are set forth in Annex A, which forms a part of this Statement. Each capitalized term appearing below that is not defined herein has the meaning assigned to such term in the Indenture.

Proposed amendment to permit us to incur more Capital Lease Obligations

We often need to acquire capital equipment and vehicles in order to conduct our business.  Under Clause (c) of Subsection 1008(2) of the Indenture, we can only enter into capital leases and similar transactions if the total obligations created by entering into those transactions do not exceed SEK 100,000,000.  We believe that we may be presented with opportunities to reduce the costs and expenses of acquiring the buses we need for our operations by entering into capital leases relating to a significant portion of our bus acquisition requirements.  We propose amending the Indenture so that it permits Capital Lease Obligations, and similar transactions such as Sale and Leaseback Transactions, in an aggregate principal amount of SEK 1,500,000,000.

Proposed amendment to permit us to transfer our buses within our group companies more easily

In the course of our business it would be periodically advantageous to transfer some buses from one operating company to another to most effectively use our bus inventory.  The definition of “Asset Sale” in Section 101 of the Indenture provides that two of our operating companies, Swebus AB and Swebus Busco AB, cannot transfer their buses to any entity except Nordic without such transfer being treated under the Indenture as an Asset Sale.  Because such a transfer is an Asset Sale, we are restricted in the use to which we put the proceeds of such transfer.  We propose amending the Indenture so that a transfer of a bus from any Wholly-Owned Restricted Subsidiary, including our two operating companies, to any other Wholly-Owned Restricted Subsidiary is not an Asset Sale.

Proposed amendment to grant us more flexibility in making investments in other entities

Currently, under the definition of “Permitted Investments” in Section 101 of the Indenture, we are permitted to acquire an entity, without having such acquisition being considered a Restricted Payment, if (a) such entity immediately becomes a Restricted Subsidiary and (b) following the acquisition, we own at least 85% of the outstanding share capital of that Restricted Subsidiary.  We believe that it would be beneficial to our business if we were allowed to invest in any entity in which, following such investment, we own more than 50% of the outstanding share capital, so long as (a) it immediately becomes a Restricted Subsidiary and (b) it is primarily engaged in the business of providing public transportation services in the Nordic Region and Europe or in businesses ancillary or reasonable related to the public transportation business.  We also wish to increase our ability to make Permitted Minority Investments from an aggregate amount of 7.5% of our Consolidated Cash Flow to 15.0%.  In the twelve months ended November 30, 2004, under the Subsection of the Indenture permitting minority investments, we could have made Permitted Minority Investments in an aggregate amount of approximately SEK 13,900,000 based on the Consolidated Cash Flow for that period, whereas if this amendment had been effective in that period we would have been able to make Permitted Minority Investments in an aggregate principal amount of SEK 27,800,000.

Proposed amendment to expand the basket exception to the covenant regarding Limitation on Indebtedness

Clause (h) of Subsection 1008(2) of the Indenture permits us to incur Indebtedness of up to SEK 45,000,000. We propose amending the Indenture so that we are permitted to incur Indebtedness under the basket exception to the covenant regarding Limitation on Indebtedness in an aggregate principal amount not to exceed SEK 320,000,000 under this Clause. This will improve our ability to meet certain of our liquidity needs, including the costs associated with the Restructuring.

Proposed amendment to permit us to incur more debt under a Revolving Credit Facility

We require access to lines of credit and similar facilities in order to maintain the liquidity we need to conduct our ordinary business effectively.  Clause (a) of Subsection 1008(2) of the Indenture limits us to borrowing no more than a total of SEK 100,000,000 under these facilities.  We propose amending the Indenture so that we are permitted to incur Indebtedness in an aggregate principal amount of no more than SEK 250,000,000 under a Revolving Credit Facility.

We are also proposing an amendment to Clause (17) of the definition of "Permitted Liens" in Section 101 of the Indenture so that we can grant Liens in connection with securing the increased amount we propose to be able to borrow under the Revolving Credit Facility. Currently, the Indenture permits us to incur Liens in the ordinary course of business with respect to obligations that do not exceed SEK 150,000,000 at any one time outstanding less the amount of Indebtedness secured by Liens granted to secure the Revolving Credit Facility.  We propose increasing this amount to SEK 250,000,000 which equals the amount we propose we be able to borrow under the Revolving Credit Facility.

Proposed amendment to permit us to advance funds to Restricted Subsidiaries without having to set the interest rate for such advances at or higher than the rate of the Notes

In order to ensure the liquidity of our Restricted Subsidiaries we advance funds to them.  Under Section 1025 of the Indenture, such advances must bear interest at a rate equal to or greater than the rate then payable on the Notes or the maximum rate permitted by applicable law, if lower.  This creates strain on the cash flows of our companies.

We propose eliminating this requirement.  In such event, we would continue to be subject to the requirement that advances to our Restricted Subsidiaries be treated as Affiliate Transactions, which must meet the tests prescribed by the Indenture for such transactions, including that such advances must be made on an arm’s-length basis.

Proposed amendment to permit us to increase aggregate amount of the basket exception to the covenant regarding Restricted Payments

Currently the basket exception to the Restricted Payments covenant in Clause (g) of Subsection 1009(2) of the Indenture permits us to make Restricted Payments in an aggregate amount not to exceed SEK 20,000,000.  In order to pay a portion of the costs of the Restructuring we will need to expand this basket to SEK 100,000,000.

Confirming that the Restructuring will not be construed as an Event of Default

Clause (12) of Section 501 of the Indenture makes the seeking or making by us, a Significant Subsidiary or a Parent Company, of a composition with creditors an Event of Default.  We propose eliminating this as an Event of Default.  We also propose amending the Indenture so that the Restructuring cannot be construed as an Event of Default.

Proposed waiver for any past defaults

In connection with this Solicitation, we are seeking a waiver from Holders for any past defaults.

Acknowledging, and agreeing to, the Agreement

To effectuate this Solicitation, we require that Holders who consent to the Proposal thereby agree and acknowledge that such Holder will not receive the Change of Control Offer subsequent to a completed Restructuring. Holders cannot consent to the Proposal without agreeing to this Agreement.

General

In addition to being conditional on Holders of 50.1% in aggregate principal amount of the outstanding Notes consenting to the Proposal, any proposed Restructuring will also be conditional on, among other things, the First Supplemental Indenture providing for the proposed amendments becoming effective under the terms of the Indenture.

By consenting to the Proposal, Holders authorize and direct the Trustee to enter into the First Supplemental Indenture. Holders who deliver Consents thereby waive all past defaults under the Notes of the Indenture and acknowledge and agree to the Agreement on the terms set out herein. The proposed waiver and the Agreement shall become effective simultaneously with the proposed amendments upon execution of the First Supplemental Indenture.

In accordance with normal practice, the Trustee expresses no opinion on the merits of the Proposal.

The Company is seeking Consents to the entire Proposal as a single proposal. Holders may not consent selectively to only certain parts of the Proposal.

EFFECT OF THE PROPOSAL

If the Proposal becomes effective, certain provisions contained in the Indenture will be modified, and Holders will no longer be entitled to the benefit of such provisions except as amended. The modification of these provisions and the waivers would enable, among other things, the Company to incur more Indebtedness and make additional Restricted Payments.  These modifications and waivers could adversely affect the market price of the Notes or otherwise be adverse to the interest of Holders. In addition, Holders who consent to the Proposal will relinquish their rights to participate in the Change of Control Offer that will need to be made if the Restructuring is completed.  (See “The Proposal”.)

If the Proposal becomes effective, the Proposed Amendments and Waiver will be binding on all Holders and their transferees, whether or not such Holders have consented to the Proposal.

Holders who do not timely consent with respect to the Proposal and Holders whose Consents are revoked before the Expiration Time will receive no Consent Fee even though the Proposed Amendments and Waiver, if they become effective, will be binding on them and any transferee of the Notes.

Furthermore, Holders who consent to the Proposal agree not to sell, transfer or assign any of its Notes, any interest therein or any claim such Holders may have against the Company based upon their ownership of Notes to any person unless such person prior to any transfer or assignment agrees in writing to be bound by the Agreement as if such person had consented to the Proposal unless and until the Company announces that the Restructuring has been terminated without completion.

The Notes are listed on the Luxembourg Stock Exchange, through the Euroclear and Clearstream clearing systems. Concordia Nordic expects that Holders who consent to the Proposal will be assigned a temporary ISIN number by the Clearing Systems.  The temporary ISIN number will enable Concordia Nordic to determine which Holders can participate in any Change of Control Offer subsequent and related to the Restructuring. Notes for which Consents have been accepted by the Company that trade after the Expiration Time or termination of this Solicitation will trade under the temporary ISIN number until the earlier of (a) the termination of any Restructuring Agreement and (b) the completion of any Change of Control Offer.  The Notes trading under the temporary ISIN number; i.e. for which Consents have been delivered and not validly revoked; will not be fungible with Notes trading under the permanent ISIN number; i.e. for which Consents have not been delivered, until the completion of the Change of Control Offer or the termination of the Restructuring without completion.  Depending on how many Holders consent to the Proposal, the outstanding principal amount of Notes unencumbered by Agreements available for trading after the completion of the Solicitation could be significantly reduced. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price than would a comparable issue of debt securities with a larger float. The reduction in the size of the float for unencumbered Notes that is likely to result from the consummation of the Solicitation may adversely affect both the liquidity and market price of the unencumbered Notes. The reduction in the float also may make the trading price of Notes more volatile.

THE SOLICITATION

General

Pursuant to Section 902 of the Indenture, adoption of the Proposed Amendments and Waiver requires the receipt of the Required Consents, consisting of the valid and unrevoked Consents of Holders of a majority in aggregate principal amount of the Notes outstanding, at or prior to the Expiration Time. As of the date of this Statement, the outstanding aggregate principal amount of the Notes is €130,000,000. Concordia Nordic will execute the First Supplemental Indenture and will pay the Consent Fee to Holders who have properly furnished, and not revoked, their Consents at or prior to the Expiration Time, provided that (i) the Required Consents are received and (ii)  there are no laws, regulations, injunctions, actions or other proceedings, pending or threatened, which, in the case of any action or proceeding if adversely determined, would make unlawful or invalid or enjoin the implementation of the Proposal or the payment of the Consent Fees. There can be no assurance that the Proposal will become effective. If the Proposal becomes effective, the Proposed Amendments and Waiver will be binding on all Holders and their transferees, whether or not such Holders have consented to the Proposal.

Concordia Nordic will provide notice upon receipt of the Required Consents and will publish a notice upon completion of the execution of the First Supplemental Indenture. The delivery of a Consent will not affect a beneficial owner’s right to sell or transfer the Notes. However, Holders who consent to the Proposal agree not to sell, transfer or assign any of their Notes, any interest therein or any claim such Holder may have against Concordia Nordic based upon their ownership of Notes to any person unless such person prior to any transfer or assignment agrees in writing to be bound by the Agreement as if such person had consented to the Proposal unless and until Concordia Nordic announces that the Restructuring has been terminated without completion.  Failure to deliver a Consent will have the same effect as if a Holder had voted “No” to the Proposal.

Beneficial owners of the Notes who wish to provide a Consent and whose Notes are held in the name of a broker, dealer, commercial bank, trust company or other nominee institution must contact such nominee promptly and instruct such nominee, as the Holder of such Notes, to consent in accordance with the customary procedures of Euroclear and Clearstream, on behalf of the beneficial owner prior to the Expiration Time.

Consent Fees

Upon the terms and conditions set forth in this Statement, Concordia Nordic will pay on the Payment Date, to Holders of the Notes whose Consents have not been properly revoked and had been received by the Tabulation Agent on or prior to the Expiration Time, Consent Fees in the amount of €5 per each €1,000 principal amount of Notes for which a Consent was received and not revoked. Under no circumstances will interest accrue on or be payable with respect to any Consent Fee. For purposes of this Statement, the “Payment Date” shall mean the date on which all conditions for payment have been fulfilled (the “Effective Time”) or promptly after that date, provided however, that if the Effective Time occurs prior to the Expiration Time, the Payment Date shall mean the date on which the Expiration Time occurs or promptly after such date. The Effective Time may occur at any time prior to the Expiration Time. Even if the Effective Time occurs prior to the Expiration Time, Holders who Consent after the Effective Time and prior to the Expiration Time will be entitled to receive the Consent Fee on the Payment Date.

Holders who do not timely consent with respect to the Proposal and Holders whose Consents are revoked before the Expiration Time will receive no Consent Fee even though the Proposed Amendments and Waiver, if they become effective, will be binding on them and any transferee of the Notes.

Failure to Obtain Required Consents

In the event the Required Consents are not obtained with respect to the Notes, any other condition set forth in this Statement is not satisfied or waived, or the solicitation is terminated, no Consent Fees will be paid to any Holders of the Notes, and Concordia Nordic will not execute the First Supplemental Indenture.

Expiration Time; Extensions; Amendment

The term “Expiration Time” means 5:00 p.m., London Time on 13 April 2005, unless Concordia Nordic, in its sole discretion, extends the period during which the Solicitation is open, in which case the Expiration Time shall be the latest date and time for which an extension is effective. Concordia Nordic may extend the Solicitation on a daily basis or for a specified period of time. In order to extend the Solicitation period, Concordia Nordic will notify the Tabulation Agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 2:00 p.m., London time, on the next business day after the previously scheduled Expiration Time. Concordia Nordic currently intends to notify Holders of any such extension solely by issuing a press release, but may elect to utilize other means reasonably calculated to inform Holders of such extension. Failure of any Holder to be so notified will not affect the extension of the Solicitation.

Concordia Nordic expressly reserves the right, in its sole discretion, at any time to (i) terminate the Solicitation, (ii) waive any of the conditions to the Solicitation, (iii) extend the Expiration Time, or (iv) amend the terms of the Solicitation in any manner.

If Concordia Nordic elects to waive any of the conditions to the Solicitation, extend the Solicitation period or amend the terms of the Solicitation in a manner favorable to the Holders, all Consents received will remain valid (and subject to revocation as provided in this Statement) until the date and time to which the Expiration Time has been extended.

Without limiting the manner in which Concordia Nordic may choose to make a public announcement of any extension, amendment or termination of the Solicitation, Concordia Nordic shall have no obligation to publish, advertise, or otherwise communicate such public announcement, other than by making a timely press release and complying with any applicable notice provisions of the Indenture.

Procedures for Consenting

Holders will not be entitled to receive the Consent Fee unless they deliver their Consents, and do not subsequently validly revoke, at or prior to the Expiration Time.  Consents delivered in accordance with the procedures described below will constitute the delivery of a written Consent by such Holder with respect to such Notes.

Delivery of Consents.  The delivery of Consents pursuant to the procedures set forth below will constitute a binding agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth in this Statement.

Electronic Consent Instructions.  To deliver Consents by Electronic Consent Instruction, a Holder should either (i) contact Euroclear or Clearstream for participation procedures and deadlines regarding the submission of a tested telex, authenticated SWIFT message, a Euclid server or Creation instruction (each an “Electronic Consent Instruction”) to authorize the delivery of Consents and the blocking of the relevant accounts in Euroclear or Clearstream, as the case may be; or (ii) request such Holder’s broker, dealer, bank, trust company or other nominee to effect the submission of an Electronic Consent Instruction to authorise the delivery of Consents and the blocking of the relevant accounts in Euroclear or Clearstream for such Holder.  Holders whose Notes are held on their behalf by a broker, dealer, bank, trust company or other nominee must contact such entity if they desire to consent to the Proposal.

Notwithstanding that the Consents delivered by each Holder by means of an Electronic Consent Instruction, each Holder thereby agrees that such Electronic Consent Instruction constitutes a written consent to the Proposal.

For the avoidance of doubt, each Holder submitting an Electronic Consent Instruction must ensure that Euroclear or Clearstream, as the case may be, is authorized to block the account(s) in which the Notes for which Consents are delivered are held so that no transfers may be effected in relation to such Notes at any time from and including the date on which the Holder submits its Electronic Consent Instruction until the Payment Date.

The receipt of such Electronic Consent Instruction by Euroclear or Clearstream may be acknowledged in accordance with the standard practices of Euroclear or Clearstream. For the avoidance of doubt any such acknowledgement does not constitute an acceptance of the Consent by or on behalf of the Company.

Procedures for delivering Consents.  A Holder may consent by submitting a valid Electronic Consent Instruction to the relevant Clearing System in accordance with the requirements of the relevant Clearing System.  The Holder must clearly state in the Electronic Consent Instruction:

•                                          the aggregate principal amount of Notes with respect to which the Holder wishes to deliver a Consent;

•                                          the name of the Holder, the securities account number for the relevant Clearing System in which the Notes are held, the name of the participant and its corresponding Euroclear or Clearstream number;

•                                          that an individual matching blocking instruction has been sent to the relevant Clearing System; and

•                                          the cash account number at the relevant Clearing System that shall receive the Consent Fee.

The Consent by a Holder of Notes will, on acceptance of the Consent by the Company and verification to the Holders thereof, constitute a binding agreement between such Holder and the Company in accordance with the terms, and subject to the conditions, set forth in this Statement and in the Electronic Consent Instruction, as the case may be.  Such Consent will be binding on the consenting Holder upon receipt by the relevant Clearing System of a valid Electronic Consent Instruction in respect of all matters.  A Consent by a Holder may be revoked prior to the Expiration Time by submitting an electronic revocation instruction to the relevant Clearing System.

No Letter of Transmittal or Consent.  No letter or transmittal or consent need be executed in relation to this Solicitation.  The submission of an Electronic Consent Instruction in the name provided in this Statement shall constitute written consent to the Proposal.

Representations, Warranties and Undertakings.  By submitting a valid Electronic Consent Instruction to the relevant Clearing System, the Holder is deemed to represent, warrant and undertake to the Company, the Tabulation Agent that:

(a)                                the Holder has received and reviewed this Statement;

(b)                               the Notes are, at the time of acceptance, and will continue to be, until the payment on the Payment Date or the termination or withdrawal of the Solicitation, or, in the case of Notes in respect of which the Consent has been revoked, the date on which such Consent is validly revoked, held by it at the relevant Clearing System;

(c)                                the Notes have been blocked (and will remain blocked until the Payment Date) in the securities account to which such Notes are credited in the relevant Clearing System with effect from, and including, the date on which either the Electronic Consent Instruction was received by the relevant Clearing System until the time of payment on the Payment Date or termination or withdrawal of the Solicitation or in the case of Notes in respect of which the Consent has been revoked, the date on which such Consent is validly revoked, all in accordance with the normal procedures of such Clearing System and after taking into account the deadlines imposed by such Clearing System;

(d)                               the consenting Holder acknowledges that consenting Holder consents to the Proposal as described in this Statement and authorises, directs and requests the execution and delivery of the First Supplemental Indenture. The consenting Holder acknowledges that the submission of an Electronic Consent Instruction to this effect constitutes the consenting Holder’s written consent to the Proposal;

(e)                                the consenting Holder acknowledges that all authority conferred or agreed to be conferred pursuant to these representations, warranties and undertakings and every obligation of the consenting Holder and the Consents given by the consenting Holder shall be binding upon the successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the consenting Holder and shall not be affected by, and shall survive, the death or incapacity of the consenting Holder;

(f)                                  the consenting Holder acknowledges that, to the extent the consenting Holder accepts the Solicitation after the Expiration Time, the consenting Holder will not receive the Consent Fee that would otherwise be payable with respect to the Notes blocked in the relevant Clearing System prior to the Expiration Time; and

(g)                               no information has been provided to it by the Tabulation Agent or the Trustee with regard to the tax consequences to Holders or beneficial owners of the Notes arising from the receipt of the Consent Fee, and it acknowledges that it is solely liable for any taxes and similar or related payments imposed on it under the laws of any applicable jurisdiction as a result of its participation in the Solicitation and agrees that it will not and does not have any right of recourse (whether by way of reimbursements, indemnity or otherwise) against the Tabulation Agent, the Trustee or any other person in respect of such taxes and payments.

If the relevant Holder is unable to give the representations and warranties described above, such Holder should contact the Tabulation Agent.

All Consents will be made on the basis of the terms set out in this Statement and, once made in the manner described above, will (subject as mentioned above) be irrevocable and binding on the relevant Holder.  Consents may only be made by submission of a valid Electronic Consent Instruction to the relevant Clearing System no later than the Expiration Time which (subject to the provisions of this document) will be 5:00 p.m., London time, on 13 April 2005.

If the Solicitation is terminated by the Company, upon notice by the Company to the Clearing Systems, the Notes for which Consents have been given will be unblocked in the relevant Clearing System.

The receipt of an Electronic Consent Instruction by the relevant Clearing System will be acknowledged in accordance with the standard practices of such Clearing System.  All questions as to validity, form and eligibility (including time of receipt) of any Electronic Consent Instruction will be determined solely by the Company.  Such determination as to whether or when an Electronic Consent Instruction is received, whether it is duly completed and signed or whether a Consent is validly revoked shall be final and binding.

Holders should ensure that the relevant Clearing System in which Notes are held has received irrevocable instructions (with which they have complied) to block such Notes in the securities account to which they are credited with effect from, and including, the day on which the Electronic Consent Instruction is submitted so that no transfers may be effected in relation to such Notes at any time after such date until the Payment Date.  Notes should be blocked in accordance with the procedures of the relevant Clearing System and the deadlines required by the relevant Clearing System.  The Company and the Tabulation Agent shall be entitled to accept submission of an Electronic Consent Instruction as deemed confirmation that such Notes have been so blocked.  The Tabulation Agent shall require the relevant Clearing System to confirm in writing that such Notes have been blocked with effect from the date of submission of the Electronic Consent Instruction.  In the event that the relevant Clearing System fails to do so, the Tabulation Agent shall inform the Company who shall be entitled, but not obliged, to reject the Electronic Consent Instruction.

Beneficial owners of Notes who are not direct participants in Euroclear or Clearstream must contact their broker, dealer, bank, custodian, trust company or other nominee to arrange for their direct participant in Euroclear or

Clearstream, as the case may be, through which they hold Notes to submit a valid Electronic Consent Instruction to the relevant Clearing System prior to the Expiration Time.  The beneficial owners of Notes that are held in the name of a broker, dealer, bank, custodian, trust company or other nominee or custodian should contact such entity sufficiently in advance of the Expiration Time if they wish to Consent Notes and procure that the Notes are blocked in accordance with the normal procedures of the relevant Clearing System and the deadlines imposed by such Clearing System.

Consent of Notes in Physical Form.  The Trustee has informed the Company that all Holders hold the Notes through Clearing System accounts and there are no Notes in physical form.  If you believe that you are holding a Note in physical form, please contact the Tabulation Agent for the appropriate procedures with regard to consenting with respect to such Notes.

No Guaranteed Delivery.  There are no guaranteed delivery procedures provided by the Company in connection with this Solicitation.  Beneficial owners of Notes that are held in the name of a custodian must contact such entity sufficiently in advance of the Expiration Time if they wish to Consent Notes and deliver related Consents eligible to receive the Consent Fee.

Direct participants in Euroclear or Clearstream delivering Consents must give authority to Euroclear or Clearstream to disclose their identity to the Tabulation Agent.

Consents should not be delivered to the Trustee or Concordia Nordic.

UNDER NO CIRCUMSTANCES SHOULD ANY PERSON TENDER OR DELIVER NOTES IN CONNECTION WITH THIS SOLICITATION AT ANY TIME.

Concordia Nordic will resolve all questions as to the validity, form, eligibility (including time of receipt) and acceptance and revocations of Consents, whose determinations will be binding. Concordia Nordic reserves the right to reject any or all Consents and revocations not validly given or any Consents the Company’s acceptance of which could, in the opinion of Concordia Nordic’s counsel, be unlawful. Concordia Nordic also reserves the right to waive any defects or irregularities in connection with deliveries or to require a cure of such irregularities within such time as Concordia Nordic determines. None of Concordia Nordic, the Tabulation Agent or the Trustee or any other person shall have any duty to give notification of any such waiver, defects or irregularities, nor shall any of them incur any liability for failure to give such notification. Delivery of Consents or notices of revocations will be deemed not to have been made until such irregularities have been cured or waived.

Revocation of Consents

A Holder may revoke its Consent at any time prior to the Expiration Time.

All Consents received prior to the Expiration Time will be counted, notwithstanding any transfer of the Notes to which such Consents relate, unless the Tabulation Agent receives from a Holder (or a subsequent holder which has received a proxy from the relevant Holder) a written notice of revocation at any time prior to the Expiration Time, or a notice of revocation delivered in accordance with the customary procedures of Euroclear and Clearstream. A Consent to the Proposal by a Holder of the Notes will, with respect to the proposed amendments and waivers, bind the Holder and every subsequent holder of such Notes or portion of such Notes, even if notation of the Consent is not made on such Notes.

To be effective, a notice of revocation must be in a format customarily used by Euroclear and Clearstream.

A revocation of a Consent will be effective only as to the Notes listed on the revocation and only if such revocation complies with the provisions of this Statement. Only a Holder is entitled to revoke a Consent previously given. A beneficial owner of the Notes must arrange with the Holder to deliver on its behalf a revocation of any Consent already given with respect to such Notes.

A transfer of Notes will not have the effect of revoking any Consent validly given before such transfer, and each Consent validly given will be counted notwithstanding any transfer of the Notes unless the applicable Holder has complied with the procedure for revoking Consents described in this section. If the subsequent transferee is to have revocation rights with respect to the relevant Consent, a duly executed proxy must accompany a transfer of Notes from the relevant Holder.

A purported notice of revocation that the Tabulation Agent does not receive in a timely fashion and that Concordia Nordic does not accept as a valid revocation will not be effective to revoke a Consent previously given.

A revocation of a Consent may only be rescinded by the delivery of a new Consent in accordance with the procedures set forth in this Statement. A Holder who has delivered a revocation may, after such revocation, give Consent at any time prior to the Expiration Time.

Concordia Nordic reserves the right to contest the validity of any revocations.

Fees and Expenses

Concordia Nordic will bear the costs of the Solicitation. Concordia Nordic will reimburse the Trustee for expenses that the Trustee incurs in connection with the Solicitation.

Concordia Nordic will not pay any commission or other remuneration to any broker, dealer, salesman or other person (other than the Tabulation Agent) for soliciting Consents pursuant to this Statement. Brokers, dealers, commercial banks and trust companies will be reimbursed for reasonable out-of-pocket expenses that they incur in forwarding the solicitation materials to their customers.

The Tabulation Agent

Concordia Nordic has retained Lucid Issuer Services Limited as Tabulation Agent to collect and tabulate Consents. The Tabulation Agent will receive a customary fee for such services and reimbursement of its reasonable out-of-pocket expenses related thereto. Concordia Nordic will also indemnify it against certain liabilities.

Concordia Nordic has not authorized the Tabulation Agent to give any information or make any representations in connection with this solicitation other than those contained in this Statement and, if given or made, such information or representations must not be relied upon as having been authorized.

CERTAIN TAX CONSEQUENCES

Swedish Tax Consequences

The comments set out below summarize the Swedish tax treatment in relation to the proposed Amendments and Waivers and the Consent Payments, as anticipated by the Company. They are based on existing law and what is understood to be current practice as at the date of this Statement. They are intended as a general guide only and apply only to individuals and companies resident for tax purposes in Sweden who hold the Notes as beneficial owners and as a capital investment. Special rules may be applicable for certain Holders, such as for instance investment companies, dealers, employees or other individuals connected with the Company, insurance companies and collective investment schemes. Holders who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside Sweden, should consult their own professional advisers immediately. No ruling from the National Tax Board has or will be sought regarding any matter discussed below. Accordingly, no assurance can be given that the Swedish Tax Authority will not challenge any of the income tax consequences described below or that any such challenge, if made, would not be sustained by a court. Should you wish more certainty you are therefore urged to consult your own tax advisors regarding the tax consequences of the Proposal and receipt of Consent Payments.

Withholding tax for foreign entities and individuals

The Consent Payments will be paid free and clear of any withholding on account of Swedish taxation.

Swedish Corporate taxpayers

The Consent Payments made will be taxable as business income in the hands of a corporate Holder with the regular 28 % corporate tax rate. A payment to the holder of a Note made in the form of a repurchase of the Note will most likely be seen as a capital income where the taxable gain is the difference between the repurchase price received less the acquisition cost for the Note. A positive difference is subject to tax with the regular corporate tax rate. Payment of accrued and unpaid interest will be taxed as ordinary interest and will thus constitute a business income.

Swedish Individual taxpayers

In the hands of an individual Holder, the Consent Payments are likely to be treated as a capital income equivalent to an interest payment derived from the holding of a Note. The payment will in this case be taxed with a flat rate of 30%. A payment to the holder of a Note made in the form of a repurchase of the Note will be seen as a capital gain where the taxable gain is the difference between the repurchase price received less the acquisition cost for the Note. A capital gain will be taxed as income from capital with the flat rate of 30%, as indicated above. Payment of accrued and unpaid interest will be taxed as ordinary interest, see above. Tax will be withheld at source from interest payments.

Stamp duty

No Swedish stamp duty is payable in connection with the Solicitation of Consents.

U.K. Tax Consequences

The following is a general description of certain United Kingdom tax consequences of the acceptance of the Proposal pursuant to the terms of this Statement. It is not and does not purport to constitute tax or legal advice, or to be a comprehensive analysis of all potential United Kingdom tax consequences which may arise in connection with the acceptance of the Proposal. The comments below are based on current tax law which may change at any time, possibly with retrospective effect. The comments relate only to the position of persons who are resident or ordinarily resident in the United Kingdom for tax purposes, who hold the Notes as absolute beneficial owners and as a capital investment. The comments may not apply to certain classes of persons, such as dealers in securities, persons connected with the Company, insurance companies, collective investment schemes and persons holding their Notes through personal equity plans or individual savings accounts to whom special rules may apply.

The comments have been prepared on the assumption (which has not been verified) that the effect of implementing the Proposal would not be to change the terms of the Notes in such a fundamental way that the Notes (as amended) could be treated as different instruments from the original (unamended) Notes. If such assumption were incorrect, the United Kingdom tax consequences of the acceptance of the Proposal may be different from these discussed below.

The following is a general guide and should be treated with appropriate caution. Holders should consult their professional advisers regarding potential tax liabilities in relation to the acceptance and implementation of the Proposal.

Withholding tax

The Consent Fees may be paid without withholding or deduction for or on account of United Kingdom income tax.

United Kingdom corporation tax payers

In the case of a Holder which is a company within the charge to United Kingdom corporation tax, the Consent Fees will normally be taxable as income broadly by reference to accounting-based concepts in accordance with the loan relationship rules in Finance Act 1996.

Other United Kingdom tax payers

In the hands of an individual Holder, the treatment of the Consent Fees will depend on whether the Notes are classified as “relevant discounted securities” for UK tax purposes. Each Holder should seek their own professional advice as to whether the Notes constitute “relevant discounted securities” and also as to the tax consequences which would arise in their particular circumstances from the acceptance of the Proposal.

Stamp duty and stamp duty reserve tax

No United Kingdom stamp duty or stamp duty reserve tax should be payable by a Holder on acceptance of the Proposal in accordance with the terms of this Statement.

U.S. Tax Consequences

The following is a general discussion of certain of the U.S. federal income tax consequences of the Proposal, and the Consent Fees. This summary is based upon the relevant provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder (the “Regulations”), U.S. Internal Revenue Service (“IRS”) rulings and judicial decisions, all as in effect on the date of this Statement, and all of which are subject to change, possibly with retroactive effect.

This summary does not address all of the federal income tax consequences that may be relevant to a Holder of Notes in light of such Holder’s particular tax situation or to certain classes of Holders subject to special treatment under the federal income tax laws (including, but not limited to, brokers or dealers in securities or foreign currency, financial institutions, trusts, regulated investment companies, insurance companies, S corporations, nonresident aliens, foreign corporations, tax-exempt entities, persons that hold Notes as part of a straddle, short-sale, hedge, constructive sale, conversion transaction or other integrated investment, persons that have a functional currency other than the U.S. dollar, persons who acquired their Notes as compensation, and investors in pass-through entities), nor does it address any aspect of gift, estate, state, local or foreign taxation. This discussion is directed to Holders who hold their Notes as capital assets as defined in Section 1221 of the Code. No legal opinion or ruling from the IRS has or will be sought regarding any matter discussed below. Accordingly, no assurance can be given that the IRS will not challenge any of the U.S. federal income tax consequences described below or that any such challenge, if made, would not be sustained by a court. You are urged to consult your own tax advisors regarding the tax consequences of the Proposal and receipt of Consent Fees, including the application and effect of any gift, estate, applicable state, local, or foreign income or other tax laws.

As used in this Statement, a “U.S. Holder” means a beneficial owner of a Note that is (i) a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation or certain other entities created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if it (x) is subject to the supervision of a court within the United States and one or more U.S. persons control all substantial decisions of the trust or (y) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. A “Non-U.S. Holder” is a Holder that is not a U.S. Holder. If a partnership holds the Notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds the Notes, the Holder is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the Notes.

U.S. Holders

The Proposal and Consent Fees

Under general principles of U.S. federal income tax law, the modification of a debt instrument creates a deemed exchange (upon which gain or loss may be realized) if such modification is a “significant modification” under applicable Regulations. Under the Regulations, the modification of a debt instrument is a “significant” modification if, based on all the facts and circumstances and taking into account all modifications of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered is “economically significant”. The Regulations provide that a modification of a debt instrument that adds, deletes or alters customary accounting or financial covenants is not a significant modification. We believe that the adoption of the Proposal merely alters the financial covenants contained in the Notes and therefore should not result in a deemed exchange for U.S. federal income tax purposes.

The tax consequence of a U.S. Holder’s receipt of the Consent Fee is unclear. In the absence of an administrative or judicial decision to the contrary with respect to such payments, we intend to treat the Consent Fee for U.S. federal income tax purposes as an amount paid to consenting U.S. Holders as a separate fee for consenting to the Proposal, which constitutes ordinary income to such U.S. Holders for U.S. federal income tax purposes.

U.S. Information Reporting and Backup Withholding

Under federal income tax law, in certain circumstances a U.S. Holder of Notes may be subject to information reporting requirements of the IRS and backup withholding at a current rate of 30% with respect to the Consent Fees, unless such Holder (i) is a corporation or is otherwise exempt and, when required, demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. U.S. persons who are required to establish their exempt status generally must provide to their payor a completed IRS Form W-9. Persons in doubt as to the necessity of furnishing this form should consult their own tax advisors.

Amounts withheld as backup withholding may be credited against a Holder’s U.S. federal income tax liability. A Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

THE PRECEDING DISCUSSIONS OF CERTAIN TAX CONSEQUENCES ARE INTENDED FOR GENERAL INFORMATION ONLY AND DO NOT CONSTITUTE TAX ADVICE. HOLDERS OF NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF THE PROPOSAL AND THE CONSENT FEES.

EXHIBIT A

PROPOSED AMENDMENTS TO THE INDENTURE GOVERNING THE €130,000,000 9.125% SENIOR SECURED NOTES DUE 2009

1.                                       Proposed amendment to permit us to incur greater Capital Lease Obligations.

The existing seventh line of Clause (c) of Subsection 1008(2) of the Indenture is amended by deleting the number "1000,000,000" and inserting the number in bold italics.

“exceed SEK 1,500,000,000 at any time outstanding;”

2.                                       Proposed amendment to permit us to transfer our buses within our group companies more easily.

The first, second and third lines of proviso (2) of the existing definition of the term “Asset Sale” in Section 101 of the Indenture is amended by deleting the words “that provided that Swebus AB and Swebus Bisco AB shall not transfer any assets other than to the Company.”

3.                                       Proposed amendment to grant us more flexibility in making investments in other entities.

Clause (2) of the existing definition of “Permitted Investments” in Section 101 of the Indenture is amended by deleting the word in the second line “Qualifying”, the words in the third line “(i) such Person becomes a wholly Owned Restricted Subsidiary of the Company or (ii),” and the words in the fifth and sixth lines “wholly Owned” and inserting the words in bold italics.

“any Investment by the Company or any Restricted Subsidiary of the Company in a Person primarily engaged in a Permitted Business, if (a) such Person is or, as a result of such Investment becomes, a  Restricted Subsidiary of the Company; or (b) as a result of such Investment such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;”

and the fifth line of Clause (11) of the existing definition of “Permitted Investments” in Section 101 of the Indenture is amended by deleting the number 7.5 and inserting the number in bold italic.

“exceed the amount, calculated at the time such investment is made, equal to (a) 15% of the”

4.                                       Proposed amendment to permit us to incur more debt under a Revolving Credit Facility.

The existing third line of Clause (a) of Subsection 1008(2) of the Indenture is amended by deleting the number 100,000,000 and inserting the number in bold italics.

“aggregate principal amount at any time outstanding not to exceed SEK 250,000,000 (with letters”

5.                                       Proposed amendment to permit us to incur greater additional Indebtedness.

The existing fourth line of Clause (h) of Subsection 1008(2) of the Indenture is amended by deleting the number 45,000,000 and inserting the number in bold italics.

“incurred pursuant to this clause (h), not to exceed SEK 320,000,000”

6.                                       Proposed Amendment to permit us to expand the basket for Liens incurred in the ordinary course of business

The existing second line of Clause (17) of the definition of “Permitted Liens” of Section 101 of the Indenture is amended by deleting the number 150,000,000 and inserting the number in bold italics.

“respect to obligations that do not to exceed SEK 250,000,000 at any one time outstanding less the”

7.                                       Proposed amendment to permit us to advance funds to Restricted Subsidiaries without having to set the interest rate for such advances at or higher than the rate of the Notes.

The existing sixth and seventh lines of the Section 1025 of the Indenture is amended by deleting the words “and will bear interest at a rate equal to or greater than the rate then payable on the Notes or the maximum rate permitted by applicable law, if lower”.

8.                                       Proposed amendment to permit us to increase the aggregate amount of other Restricted Payments we can make.

The existing Clause (g) of Subsection 1009(2) of the Indenture is amended by deleting the number 20,000,000 and inserting the number in bold italics.

“other Restricted Payments in an aggregate amount not to exceed SEK 100,000,000”

9.                                       Confirming that the Restructuring will not be construed as an Event of Default.

The existing fourteenth, fifteenth, sixteenth and seventeenth lines of Clause (12) of Section 501 of the Indenture is amended by deleting the words in the fourteenth and fifteenth lines “the seeking or making by the Company or any such significant Subsidiary or any Parent Company of a composition with its creditors” and inserting the words in bold italics.

“Company or any such Significant Subsidiary or any Parent Company, or an assignment for the benefit of creditors generally, or the admission by the Company or any such Significant Subsidiary or any Parent Company in writing of its inability to pay its debts generally as they become due provided that, the occurrence of one or more of the events described in this clause (12) in connection with the restructuring of Concordia Bus AB arising from, pursuant to or in connection with the non-binding indicative term sheet filed with the Securities and Exchange Commission under Form 6-K on March 16, 2005 and as subsequently amended by the parties thereto shall be deemed not to be an Event of Default.”

CONSENT SOLICITATION STATEMENT DATED 16 MARCH 2005

CONCORDIA BUS NORDIC AB (PUBL)

Solicitation of Consents to Indenture Amendments, Waiver and Agreement

9.125 % Senior Notes Due 2009
(CUSIP No.: 20652P AA 1; ISIN No.: XS0183535631; Common Code: 018353563
CUSIP No.: W22263 AA 0; ISIN No.: XS0183535474; Common Code: 018353547
 ISIN No.: XS0193942801; Common Code: 019394280)
€130,000,000 principal amount outstanding

In order to give a Consent, a Holder should use an electronic acceptance instruction to Euroclear and Clearstream in accordance with their customary procedures. Any questions or requests for assistance or for additional copies of this Statement may be directed to the Tabulation Agent at its telephone number set forth below.

The Tabulation Agent for the Solicitation is:

LUCID ISSUER SERVICES LIMITED

The Tabulation Agent may be contacted at tel. no. + 44(0)20 7704 0880 or by email to concordia@lucid-is.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus Nordic AB (publ)
(Registrant)

Date	March 16, 2005	By:	/s/ Per Skärgård
Per Skärgård
Chief Financial Officer